

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

October 27, 2008

Mr. John A. Bryant
Executive Vice President and
Chief Financial Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

        **Re:    Kellogg Company**
                **Form 10-K for Fiscal Year Ended December 29, 2007**
                **Filed February 25, 2008**
                **Schedule 14A Definitive Proxy Statement**
                **Filed March 5, 2008**
                **Form 10-Q for Quarterly Period Ended March 29, 2008**
                **Filed May 7, 2008**
                **Response Letter Dated May 23, 2008**
                **Response Letter Dated July 28, 2008**
                **Response Letter Dated October 8, 2008**
                **File No. 001-04171**

Dear Mr. Bryant:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director